UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023
Commission File Number: 001-41247

Satellogic Inc.
(Translation of registrant’s name into English)

Ruta 8 Km 17,500, Edificio 300
Oficina 324 Zonamérica
Montevideo, 91600, Uruguay
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Explanatory Note

Satellogic Inc. (“Satellogic”) is furnishing this report on Form 6-K to make publicly available the transcript of the Business Update Conference Call held by Satellogic on December 15, 2022 (the “Transcript”).

The Transcript is attached hereto as Exhibit 99.1 but does not constitute part of nor is it incorporated by reference to this Form 6-K. The Transcript will also be available on Satellogic’s Investor Relations website.

Satellogic announces material information to the public through filings with the Securities and Exchange Commission, Satellogic’s Investor Relations website, press releases, public conference calls, webcasts and social media including, without limitation, Satellogic’s Twitter account.

The information disclosed by the foregoing channels could be deemed to be material information. As such, Satellogic encourages investors, the media and others to follow the channels listed above and to review the information disclosed through such channels.

EXHIBIT INDEX

Exhibit	Title

99.1	Transcript of Business Update Conference Call held on December 15, 2022.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATELLOGIC INC.

	By:	/s/ Rick Dunn
Name: Rick Dunn
Title: Chief Financial Officer
Dated: January 4, 2023

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